EXHIBIT 10.2

Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706
Phone: 408 526-4000
Fax: 408 526-4100
http://www.cisco.com
Letter of Transfer
Managed Move

November 1, 2012

Mr. Charles Robbins
[ADDRESS]

Dear Mr. Robbins:

I have the pleasure of confirming the terms and conditions which apply to your transfer to San Jose, CA. I understand your new assignment will begin on or before October 8, 2012.

The company will assist you in your move from Lawrenceville, GA to San Jose, CA by providing you with relocation assistance, which subject to approval by the Board Compensation Committee includes the following:

a)
House Hunting Trip: Two trips totaling 10 days are allowed for employee, spouse and family.  Cartus will authorize roundtrip air (economy) travel, hotel and rental car to be arranged through the Cisco Travel Center. Reimbursement for meals up to $60.00 per day per person based upon actual receipts.  The amount of the benefit will be added to the employee’s W-2 as income.

b)
Shipment of household goods from one primary residence by Graebel Move Management, including a maximum of two (max. 2) standard automobiles if distance is greater than 400 miles. Delivery to new location: packing, loading and unpacking of household items, servicing appliances only (washer, dryer, icemaker). If necessary, Storage in Transit (SIT) up to a maximum of 90 days for current homeowners of household goods in the new location. The shipment of goods and 30 days of storage benefit is excludable and will not be grossed up.

c)
Final Travel: Air economy travel one-way if distance is greater than 400 miles or automobile travel reimbursement at the current mileage rate, maximum of 2 standard automobiles for employee, spouse and legal dependents. This is an excludable benefit (non-taxable) and will not be grossed up nor added to the employees W-2.

d)
Corporate temporary housing accommodations up to a maximum of 90 consecutive days. Also included is a allowance of $150/single or married persons or $300/family will be provided if you are staying in a service/corporate apartment with an available kitchen, during your temporary living stay. The allowance is a supplement to assist you in setting up basic items for your stay

(spices, bread, milk, etc.). The amount of this benefit will be added to the employee’s W-2 as income.

e)
If necessary, rental of one compact automobile up to a maximum of fifteen (15) consecutive days, or until personal automobile arrives, whichever is sooner. The amount of this benefit will be added to the employee’s W-2 as income.

f)
A miscellaneous relocation allowance of $20,000.00 (minus taxes) to be disbursed within 30 days after the effective date of your transfer. This sum is intended to cover non-receipted miscellaneous expenses such as pet vaccinations, utility hook-ups, auto registration, club membership, etc. This benefit is fully taxable, and taxes are deducted prior to payment.

g)
Area orientation session with a Cisco approved vendor to include home finding tours for renters and homeowners, needs assessment performed by agent familiar with area. The area orientation to include information on communities, schools, recreation and special needs. The amount of this benefit will be added to the employee’s W-2 as income.

h)
A Pet Shipment Allowance of up to $2,000 per pet, with a maximum of up to 4 pets will be provided by Cisco. It is the responsibility of the employee to research and determine if there are any restrictions at the new location residence for his/her pet(s) and to make all the necessary arrangements for transportation.  Costs associated with boarding and/or locating a new home for a pet, which will not be shipped, are not reimbursable expenses.  The pet shipment allowance is a reimbursable expense and not directly paid for by Cisco.  The amount of this benefit will be added to the employee’s W-2 as income.

i)
Cisco will cover the cost of the airfare/mileage back to the old location, for the employee to complete any outstanding relocation details.  The employee must work with Cartus to make the air travel arrangements.  If the employee chooses to travel by automobile, the mileage will be reimbursed based on applicable mileage rates at the time.  The employee should coordinate the schedule of the trip with his/her manager and all those the employee will need to see at the old location.  The amount of the benefit will be added to the employee's W-2 as income.

For the employee who currently owns a home, in order to qualify for the following benefits, he/she is required to participate in Cisco’s Home Sale and Marketing Assistance Program and must not list his/her property above 105% of the average of the two completed BMA (Broker Market Analysis) reports or updated suggested market price (whichever is applicable at the time.)

The following additional benefits are offered:

•
Buyer Value Option (BVO) This home sale program is designed to assist the employee in selling their primary residence at market value by providing the marketing assistance necessary for finding a qualified buyer and complete the purchase within a reasonable time frame at an acceptable price. The employee will be assured of receiving the net proceeds based upon the buyer’s purchase price even if the sale falls through and does not close. In order to receive this relocation benefit the employee is required to contract with Cartus to coordinate the transaction. The following non-recurring closing costs are covered, but are not limited to: realtor, fee, one time title fee, escrow fees, recording and attorney fees. Cisco reserves the right to determine eligibility of a property to participate in the program. Properties with severe zoning or easement disputes, lead paint, asbestos, mold, environmental hazards, etc. may be ineligible to participate.  If the property does not qualify for Cisco’s Buyer Value Option Program, an alternative may be considered.

•
Sales Incentive Bonus - – Cisco will pay the employee a 2% Sales Incentive Bonus based on the sales price of the primary residence in the old location as an active participant of the BVO program if an offer is obtained within the first 90 days of the home being listed. This sales incentive bonus is not tax assisted.

•
Home Purchase Assistance – Cisco will reimburse the following reasonable closing costs upon evaluation: Customary buyer costs; Transfer taxes normally paid by the buyer; Legal fees (if customary); Inspection fees customary for the area. The benefit is capped at $20,000.00. Home must be purchased within 12 months of the effective transfer date for eligibility. Direct billing of these costs can be arranged through one of Cisco’s preferred lenders. The amount of this benefit will be added to the employee’s W-2 as income.

•
Mortgage Subsidy - As a part of this offer, you are also eligible to participate in the Cisco Mortgage Subsidy Program.  This program provides a declining subsidy over five (5) years to aid in managing your relocation costs to the San Jose, CA area. In this program, your home mortgage interest rate will be subsidized by Cisco.  The subsidy represents the difference between the rate of interest at which you make your payments (subsidized rate) and the rate of the interest on the loan (mortgage note rate).  The subsidy will decline gradually until the beginning of the sixth year when you will be responsible for the full mortgage at the note rate reflected on the mortgage documents.  For your level, the mortgage subsidy is up to $300,000.00 over the 5 years and you have one (1) year from your effective date to activate this subsidy.   Cisco will pay this subsidy directly to one of Cisco’s preferred lenders on your behalf.   Also, please note that this benefit is fully taxable upon execution, and taxes will be deducted bi-monthly from your Cisco paycheck throughout the duration of the subsidy benefit period.    However, the mortgage Interest paid by you and Cisco may be tax deductible which can help reduce your overall income tax liability.  Also of note, the mortgage subsidy amount may only be applied to the interest portion of the mortgage payments due on the loan in the first five years (not the principal or any escrow portions).  If the benefit exceeds the interest due on the loan during the first five years, it may become necessary to extend the subsidy benefit for a 6th or 7th year or possibly longer. Subsidy dollars can only be applied to a mortgage and will not be disbursed to the employee as a lump sum.  Any leftover subsidy not applied to a mortgage will be returned to Cisco. You can obtain further details for your specific situation through one of Cisco’s preferred lenders or your Cisco relocation contact.

Cartus will contact you to initiate the proper arrangements and will be available to answer any questions. The relocation element of the compensation package is contingent upon your execution of the attached Relocation Agreement and compliance with the terms of that Agreement.
No substitutions or cash outs for any of the provided relocation components are permitted. This relocation package is valid for 12 months from the effective date of November 1, 2012.

Charles, I believe this fully outlines the issues discussed concerning your relocation to San Jose, CA. Please signify your acceptance of this transfer by signing below and returning this letter to your Cisco Relocation Manager.

Sincerely,

/s/ Rob Lloyd
Rob Lloyd
Hiring Manager

I AGREE TO THE TERMS AND CONDITIONS COVERING MY RELOCATION TO CISCO SYSTEMS, INC., NEW LOCATION AS SET FORTH IN THIS LETTER.

/s/ Charles Robbins	11/6/2012
Charles Robbins	Date

Employee ID ______________
ENCL:

•	Relocation Payback Agreement.

RELOCATION PAYBACK AGREEMENT

Date: November 1, 2012
Name: Mr. Charles Robbins

I understand and agree that Cisco Systems, Inc. (“Cisco”) may, in its sole discretion, require that I provide acceptable documentation of some or all of my relocation expenses before reimbursing me for those expenses.

I further understand and agree that Cisco's obligation to make any relocation payment(s) is contingent upon my continued employment with the Company. If I voluntarily terminate my employment within two years of my relocation, I agree to pay back all relocation payments advanced to me or on my behalf by Cisco in a prorated monthly amount.

In the event of involuntary termination without cause or for cause arising from a restructuring, no reimbursement is required. However, in the event that my employment is involuntarily terminated within two years of employment for good cause arising from anything other than a restructuring or early retirement plans, I agree to repay Cisco for the relocation costs Cisco advanced to me or on my behalf in accordance with the formula set forth above for voluntary terminations. A termination for “Good Cause” will mean a termination for any of the following reasons: (i) your continued material failure to perform your duties to Cisco (other than due to your death or disability after there has been delivered to you a written demand for performance which describes the specific material deficiencies in your performance and the specific manner in which your performance must be improved, all in accordance with the Cisco performance management plan, and which provides thirty (30) business days from the date of notice, or the amount of time specified in any applicable Cisco performance management plan, whichever is greater, to remedy such performance deficiencies; (ii) your engaging in an act of willful misconduct that has had or will have a material adverse effect on Cisco's reputation or business; (iii) your being convicted of, or a plea of no contest to, a felony; (iv) your committing an act of fraud against, or willful misappropriation of property belonging to, Cisco; or (v) your material breach of the Cisco Code of Business Conduct, Conflict of Interest Agreement or Proprietary Information and Inventions Agreement.

I further agree to re-affirm this authorization in writing in the event that my employment is terminated within two years of employment, either voluntarily or involuntarily for cause other than a restructuring. I agree to pay the balance in full to Cisco within thirty (30) days of my termination date.

/s/ Charles Robbins	11/6/2012
Charles Robbins	Date

Employee ID _______________

You are encouraged to seek tax advice from your personal tax advisor at your own expense to determine the impact of any relocation payments upon your individual tax liability. You are also encouraged to save all of your relocation expense receipts for tax purposes. The IRS provides tax information, forms and publications at no charge to the public at http://www.irs.gov.